Skadden, Arps, Slate, Meagher & Flom

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Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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December 4, 2025

Mr. Peter McPhun

Mr. Mark Rakip

Ms. Pearlyne Paulemon

Mr. Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: TGE Value Creative Solutions Corp

Amendment No. 1 to Registration Statement on Form S-1

Filed September 17, 2025

File No. 333-289690

Dear Sir/Madam,

On behalf of our client, TGE Value Creative Solutions Corp, a company organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2025 on the Company’s registration statement on Form S-1 filed on September 17, 2025 (the “Registration Statement”).

Securities and Exchange Commission

December 4, 2025

Concurrently with the submission of this letter, the Company is filing amendment No. 2 to the Company’s registration statement on Form S-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

In addition to the revision and supplementation of disclosures in response to the Staff’s comments, the Company has also included in the Revised Registration Statement (i) the unaudited financial statements of the Company as of September 30, 2025 and for the period from Jule 13, 2025 (inception) through September 30, 2025, and (ii) other information and data to reflect developments since the last filing.

The Company plans to have the Revised Registration Statement declared effective as soon as possible before December 18, 2025. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting this proposed timetable.

Amendment No. 1 to Form S-1 filed September 17, 2025

Prospectus Summary, page 1

1.	Please disclose all persons who have a direct and material interest in the SPAC sponsor. We note your disclosure that both your sponsor and TGE are ultimately controlled by AMTD Group Inc., or AMTD Group, which beneficially owns approximately 77.9% and 77.9% of the equity interests and 97.4% and 97.4% of the aggregate voting power. Refer to Item 1603(a)(7) of Regulation S-K. To the extent an entity's interest in the sponsor is direct and material, please disclose the natural person(s) who have voting or investment control over the shares held by the entity.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 1 and page 99 of the Revised Registration Statement.

Dilution, page 90

2.	We note your response to our prior comment 18 and revised disclosure confirming that redemptions in connection with a business combination cannot cause your net tangible assets to fall below $5,000,001, thereby capping the maximum redemptions permitted. Please amend your tabular dilution disclosure to present dilution at quartile intervals based on percentages of your maximum redemption threshold and not based on absolute percentages of shares issued in connection with your offering (e.g., 25% of maximum redemption, not 25% of public offering). Refer to Item 1602(a)(4) of Regulation S-K. In addition, update such amounts throughout your prospectus accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 90 to 92 of the Revised Registration Statement.

Securities and Exchange Commission

December 4, 2025

3.	You disclose on page 175 that deferred underwriting commissions at $0.40 per unit will be due to the underwriters solely on amounts remaining in the trust account following all properly submitted shareholder redemptions, which would appear to imply that as redemptions increase, the deferred underwriter commissions would correspondingly decrease. Given the impact of deferred underwriting commissions is depicted as $6 million under each quartile redemption interval, please tell us what consideration you gave to this pro rata payment when presenting the redemption scenarios within your dilution table.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 90 to 92 of the Revised Registration Statement to reflect the correct deferred underwriting commissions under different redemption intervals.

Note 2 - Summary of Significant Accounting Policies

Warrant Instruments, page F-11

4.	We note your response to our prior comment 23. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private warrants as equity. As part of your analysis, please specifically address the differences between the cashless exercise provisions including the settlement calculations related to the Public and Private Placement Warrants. Given that the Private Placement Warrants will become redeemable and exercisable on the same terms as the Public Warrants if they are transferred to holders other than the initial purchasers or their permitted transferees, please tell us how you considered such provision in your evaluation of whether there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant and how the differences in terms between the Public and Private Placement Warrants did not preclude the Private Placement Warrants from being considered indexed to the entity’s stock based on the guidance in ASC 815-40.

The Company respectfully advises the Staff that in its response to the Staff’s prior comment 23, the Company has provided the analysis under ASC 815-40 to support the accounting treatment of private warrants as equity based on the indexation test, settlement provisions, and the tender offer provision. The Company respectfully provides the following analysis to conclude the accounting agreement.

Securities and Exchange Commission

December 4, 2025

ASC 815-40-15 through ASC 815-40-25 provide the framework for determining whether warrants (or similar instruments) should be classified as equity or liabilities. The key considerations in assessing the classification of warrants include:

1.	Indexation test (ASC 815-40-15-7 through ASC 815-40-15-8):

(a)	The warrant must be indexed to the entity’s stock, meaning the settlement terms must depend solely on the issuer’s stock price and not on variables unrelated to the issuer’s stock.

2.	Equity scope exception (ASC 815-40-25-1 through ASC 815-40-25-14):

(a)	A warrant can be classified as equity if it does not require net cash settlement under any circumstances.

(b)	The settlement amounts must not vary based on the characteristics of the holder (ASC 815-40-25-10).

3.	Settlement in shares only:

(a)	The issuer must retain the ability to settle the warrant in shares at all times, ensuring there is no obligation to deliver cash.

As detailed in the Company’s prior response, the Private Placement Warrants meet the indexation test under ASC 815-40-15 because the settlement terms depend solely on the Company’s share price. The exercise price is fixed at $11.50 per share, and the settlement formula is based on the fair market value of the Company’s shares (10-day VWAP), with no variables unrelated to the Company’s shares introduced.

The followings are the additional analysis:

(A) No Net Cash Settlement

The Private Placement Warrants explicitly prohibit net cash settlement under all circumstances. Instead, the warrants are always settled in Class A ordinary shares, either through:

1.	cash exercise, where the holder pays $11.50 per share to receive shares; or

2.	cashless exercise, where the holder surrenders warrants and receives shares calculated based on the fair market value of the Company’s shares.

Securities and Exchange Commission

December 4, 2025

The prohibition on net cash settlement ensures the Private Placement Warrants comply with the equity scope exception under ASC 815-40-25-7, which excludes liabilities requiring net cash settlement from equity classification.

Additionally, the cashless exercise feature ensures settlement in shares even in scenarios where cash exercise is impractical (e.g., no effective registration statement or delisting from a national exchange). This aligns with ASC 815-40-25-7, as the issuer retains the ability to settle exclusively in shares at all times.

(B) Holder Characteristics Test (ASC 815-40-25-10)

The Private Placement Warrants do not introduce settlement terms or amounts that vary based on the characteristics of the holder:

1.	Consistent settlement terms across holders:

(a)	The Private Placement Warrants initially allow unrestricted cashless exercise at the holder’s discretion. Upon transfer to holders other than the initial purchasers or their permitted transferees, the terms of the Private Placement Warrants align with the Public Warrants, including contingent cashless exercise provisions and redemption rights.

(b)	These changes do not affect the settlement amounts (i.e., the number of shares or proceeds delivered upon exercise). The exercise price and settlement formula remain identical, regardless of the holder.

2.	No Holder-Specific Adjustments:

(a)	The exercise price, settlement amounts, and the number of shares issuable upon exercise do not vary based on the identity, characteristics, or actions of the holder.

(b)	The transferability provision is administrative in nature and aligns the terms of the Private Placement Warrants with those of the Public Warrants to ensure uniform treatment of all publicly held warrants.

The Private Placement Warrants satisfy the holder characteristics test under ASC 815-40-25-10, as their settlement terms are consistent across all holders and are not dependent on holder-specific variables. Therefore, at all times and for all potential holders, the settlement amount of the Private Placement Warrant is calculated using a single, fixed formula based solely on the Company's share price.

These safeguards ensure that settlement terms and amounts are consistent across all holders, with no adjustments based on the identity or characteristics of the holder, satisfying the requirements of ASC 815-40-25-10.

Securities and Exchange Commission

December 4, 2025

(C) Comparison of Cashless Exercise Provisions Between Public Warrants and Private Placement Warrants

The differences between the Public Warrants and Private Placement Warrants are administrative in nature and do not impact their classification as equity.

(I) Public Warrants

1.	Cashless Exercise Provisions: cashless exercise is only allowed under specific conditions, such as:

(a)	There is no effective registration statement covering the issuance of Class A shares upon exercise.

(b)	The Class A shares are not listed on a national securities exchange.

(c)	The Company exercises its redemption rights for the warrants.

2.	Settlement Calculations: The settlement formula for cashless exercise is based on the 10-day VWAP of the Class A ordinary shares, with the number of shares delivered calculated based on the fair market value of the shares.

(II) Private Placement Warrants

3.	Cashless Exercise Provisions: Private Placement Warrants initially allow unrestricted cashless exercise at the holder’s discretion. Upon transfer to holders other than the initial purchasers or their permitted transferees, the cashless exercise provisions become contingent, aligning with the terms of the Public Warrants.

4.	Settlement Calculations: The settlement formula for cashless exercise is identical to that of the Public Warrants, based on the 10-day VWAP of the Class A ordinary shares.

(III) Analysis of the Differences

The differences in cashless exercise provisions reflect administrative safeguards but do not affect the fundamental equity nature of either type of warrant:

1.	Both types of warrants rely on the same fair value-based settlement formula, which is indexed to the Company’s shares.

2.	The contingencies in the Public Warrants’ cashless exercise provisions do not introduce variables unrelated to the Company’s share price.

3.	The unrestricted cashless exercise feature of the Private Placement Warrants reinforces their classification as equity, while the alignment of terms upon transfer ensures consistent treatment across all holders.

The changes to the cashless exercise provisions and redemption rights upon transfer are designed to align the Private Placement Warrants with Public Warrants. This ensures uniform treatment of all warrants in the public domain without introducing new settlement terms or variables unrelated to the Company’s shares. These changes are procedural in nature and do not impact the fundamental equity classification of the warrants under ASC 815-40.

Securities and Exchange Commission

December 4, 2025

(D) Analysis of the Transferability Provision

1.	Settlement Amounts Are Not Dependent on Holder Characteristics (ASC 815-40-25-10):

●	The transferability provision does not result in changes to the settlement amounts (i.e., the number of shares or proceeds delivered upon exercise).

○	The exercise price ($11.50 per share) and the settlement formula (cash or cashless exercise based on the fair market value of the shares) remain fixed and determinable, regardless of whether the Private Placement Warrants are held by the initial purchasers, their permitted transferees, or third-party public holders.

○	While some administrative terms of the Private Placement Warrants (e.g., redemption rights and cashless exercise restrictions) change upon transfer, these changes do not impact the fundamental settlement amounts or introduce holder-specific variables.

●	ASC 815-40-25-10 explicitly requires that settlement provisions apply consistently to all holders. The transferability provision ensures that once transferred, Private Placement Warrants align with Public Warrants, applying the same settlement formula to both.

●	The transferability provision ensures that the settlement terms and amounts remain consistent across all holders of Private Placement Warrants, regardless of whether they are held by the initial purchasers, permitted transferees, or third-party public holders. This consistency satisfies the requirements of ASC 815-40-25-10, which prohibits settlement terms from varying based on the characteristics or identity of the holder.

Securities and Exchange Commission

December 4, 2025

2.	No Variable Adjustments to Exercise Price or Number of Shares (ASC 815-40-15-7 through ASC 815-40-15-8):

●	The exercise price of $11.50 per share and the settlement formula based on the volume-weighted average price (VWAP) of the Company’s shares are fixed and determinable.

●	The transferability provision does not introduce any adjustments or variability to these terms. The settlement amounts remain indexed solely to the Company’s shares, satisfying the indexation test under ASC 815-40.

3.	Changes in Administrative Terms Do Not Impact Indexation:

●	Upon transfer, the Private Placement Warrants become exercisable and redeemable on the same terms as the Public Warrants. These changes:

○	Are procedural safeguards intended to align the terms of the Private Placement Warrants with the Public Warrants. This alignment ensures consistent treatment of all warrants once transferred and eliminates any potential variability in settlement outcomes.

○	Do not create any new settlement terms or variables unrelated to the Company’s share price.

●	ASC 815-40-15-7(a) permits instruments to remain indexed to the Company’s shares as long as settlement terms are based solely on the share price. The changes to cashless exercise rights and redemption provisions are administrative and do not alter the fundamental settlement terms, which remain indexed solely to the Company’s share price and are unaffected by the identity of the holder.

4.	Economic Consistency Across Holders:

●	The transferability provision ensures that Private Placement Warrants are economically consistent across all holders once transferred.

●	The changes upon transfer (e.g., redemption rights and contingent cashless exercise) are designed to align the Private Placement Warrants with Public Warrants for public holders, ensuring uniform treatment and consistent settlement terms.

●	The transferability provision eliminates any potential for differing economic outcomes between holders of Private Placement Warrants and Public Warrants. This ensures that all warrants are treated uniformly once transferred, with consistent settlement terms and no holder-dependent variability.

Securities and Exchange Commission

December 4, 2025

Based on the analysis above and specific references to ASC 815-40, the Private Placement Warrants meet the requirements for equity classification because:

1.	The settlement terms and amounts are indexed solely to the Company’s shares (ASC 815-40-15-7).

2.	The warrants prohibit net cash settlement and can be settled exclusively in shares, even in scenarios where cash settlement is impractical (ASC 815-40-25-7).

3.	The settlement terms are consistent across all holders and do not vary based on holder characteristics (ASC 815-40-25-10).

4.	The differences between Public and Private Placement Warrants, including cashless exercise provisions and redemption rights, are administrative and do not affect indexation or settlement mechanics.

Accordingly, the Private Placement Warrants meet the requirements for equity classification under ASC 815-40, as they are indexed solely to the Company’s shares, prohibit net cash settlement, and ensure consistent treatment across all holders without introducing any holder-dependent variability or conditions unrelated to the Company’s equity.

5.	We further note your response to our prior comment 23 related to the tender offer provision. Please further expand your response to address how the Company concluded that the tender offer provision does not create a scenario where cash settlement is required outside of a change of control event. In that regard, please tell us how you considered the terms of the tender offer provision that if a tender, exchange or redemption offer has been made to and accepted by more than 50% of the issued and outstanding Class A ordinary shares, the holders of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer.

The Company respectfully submits that the tender offer provision was assessed under the framework of ASC 815-40, including the equity scope exception and the indexation test. Based on this analysis, the Company concluded that the provision does not preclude equity classification for the following reasons:

(A) Settlement Terms Are Consistent with Equity Classification Requirements

The tender offer provision ensures that warrant holders receive the same highest value (in cash, securities, or other property) that they would have received as shareholders, had they exercised their warrants prior to the expiration of the offer. This provision mirrors the treatment of ordinary shareholders during a tender or exchange offer.

Securities and Exchange Commission

December 4, 2025

In considering the specific language stating that, in the event of a tender, exchange, or redemption offer made to and accepted by more than 50% of the issued and outstanding Class A ordinary shares, warrant holders will be entitled to receive the highest amount of cash, securities, or other property to which they would have actually been entitled as a shareholder if they had exercised their warrant prior to the expiration of such offer, the Company evaluated whether this creates a net cash settlement feature outside of a change of control event. The Company concluded it does not, for the following reasons:

●	Any entitlement to cash, securities, or other property under the provision is solely triggered in the context of a change of control event (i.e., a tender or exchange offer accepted by a majority of shareholders), rather than at the option of the warrant holder or under ordinary circumstances.

●	The Company is not contractually required to deliver cash except to the extent that all or substantially all shareholders are also entitled to receive cash for their shares in the context of the qualifying event.

●	The settlement mirrors what the holder would have received as a shareholder, ensuring parity but not creating an independent right to net cash settlement.

●	This is consistent with ASC 815-40-25-7, which allows for equity classification so long as the Company retains the ability to settle in shares or equivalent property except in a change of control scenario.

(B) Consideration of Tender Offer Terms and Indexation

The settlement terms under the tender offer provision are indexed solely to the Company’s share price and the terms of the tender offer. The entitlement to receive the highest value of cash, securities, or other property is directly tied to the value of the underlying shares. This ensures compliance with the indexation test under ASC 815-40-15-7 and avoids introducing settlement variability unrelated to the Company’s share price.

(C) No Net Cash Settlement Requirement Outside of a Change of Control Event

The only scenario where cash settlement may occur is in connection with a change of control event. A change of control, as defined in the warrant agreement, would allow the Company to elect to settle warrants in cash, shares, or other property consistent with the terms of the offer. This exception is explicitly permitted under ASC 815-40-8 and does not preclude equity classification.

In all other scenarios, including tender or exchange offers that do not result in a change of control, the Company retains the ability to settle the warrants in shares or equivalent property. The tender offer provision does not impose a contractual obligation on the Company to deliver cash exclusively, ensuring compliance with equity classification requirements.

Securities and Exchange Commission

December 4, 2025

(D) Redemption Provisions and Settlement Mechanics

The tender offer provision also includes a redemption mechanism that allows the Company to redeem warrants at $0.01 per warrant if the Class A ordinary share price exceeds $18.00 per share for a specified period. Any redemption is required to be settled in Class A ordinary shares or on a cashless basis, reinforcing the equity classification of the warrants.

Based on the analysis above, the Company concluded that the tender offer provision does not preclude equity classification of the Private Placement Warrants, even in a scenario where a tender offer results in a change of control event. Specifically:

1.	The tender offer provision aligns with the change of control exception under ASC 815-40-25-8, which permits cash settlement in connection with a change of control event without precluding equity classification.

2.	The settlement terms provide the Company with flexibility to settle in cash, securities, or other property, consistent with the terms of the tender offer.

3.	The provision ensures parity between warrant holders and shareholders, entitling warrant holders to the same highest value (in cash, securities, or other property) as shareholders, without introducing additional settlement obligations or variability.

4.	The settlement terms remain indexed solely to the Company’s share price and the terms of the tender offer, satisfying the indexation test under ASC 815-40-15-7.

Accordingly, the Company believes the tender offer provision does not impact the equity classification of the Private Placement Warrants under ASC 815-40, even in the event of a hypothetical change of control, as it does not create a net cash settlement feature outside of such an event, and is fully consistent with the relevant accounting guidance.

Exhibit 23.1, page II-6

6.	We note the updated consent of your independent registered public accounting firm refers to the audit report dated August 11, 2025. Please tell us why the date noted for the auditor's report was changed and no longer reflects the August 18, 2025 date of the auditor's report included in your amended prospectus, and advise or amend to revise as necessary.

The Company respectfully advises the Staff that the date of the audit report was mistakenly indicated as August 11, 2025 in the consent letter of Assentsure PAC and a new consent letter reflecting the correct date of the auditor report has been filed with the Revised Registration Statement.

*           *           *

Securities and Exchange Commission

December 4, 2025

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Xavier, Chief Executive Officer, TGE Value Creative Solutions Corp

Samuel Chau, Director and Chief Financial Officer, TGE Value Creative Solutions Corp